EXHIBIT 99.1

News Release dated October 31, 2018, Suncor Energy reports third quarter 2018 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2018 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings, Oil Sands operations cash operating costs, refining margin, Fort Hills cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interest in Fort Hills and Syncrude.

Calgary, Alberta (Oct. 31, 2018) – “Strong operational performance was foundational to our success in the third quarter, resulting in over $3 billion in funds from operations,” said Steve Williams, president and chief executive officer. “Our downstream integration and favourable market access position continue to significantly mitigate the impact of wider crude differentials at Oil Sands. This helped generate significant discretionary free funds flow, which we returned to investors through close to $900 million in share repurchases while also reducing our debt by $1.2 billion.”

•           Suncor established a new quarterly funds from operations record of $3.139 billion ($1.94 per common share) in the third quarter of 2018. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.370 billion ($2.70 per common share).

•           Operating earnings were $1.557 billion ($0.96 per common share) and net earnings were $1.812 billion ($1.12 per common share) in the third quarter of 2018.

•           Oil Sands operations achieved a new quarterly production record of 476,100 barrels per day (bbls/d), driven primarily by strong operational reliability and record In Situ production. Upgrader utilization improved to 95%, resulting in a higher value product mix, and Oil Sands operations cash operating costs per barrel were $22.00.

•           Refining and Marketing (R&M) delivered record quarterly funds from operations of $1.119 billion, with crude throughput of 457,200 bbls/d, which represents a 99% utilization rate, and an average refining margin of $34.45 per barrel.

•           Fort Hills production averaged 69,400 bbls/d, net to Suncor, (128,300 bbls/d, gross) in the third quarter of 2018. Fort Hills cash operating costs per barrel averaged $33.45. Subsequent to the end of the third quarter, Fort Hills production successfully ramped up to target operating rates of 90% of nameplate capacity.

•           At Hebron, production was 14,400 bbls/d and drilling of the fourth production well began in September.

•           During the third quarter of 2018, the company reduced total debt by $1.2 billion.

•           The company distributed $582 million in dividends to shareholders and repurchased $889 million of shares in the third quarter of 2018.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Financial Results

Suncor’s third quarter 2018 operating earnings were $1.557 billion ($0.96 per common share), compared to $867 million ($0.52 per common share) in the prior year quarter. The increase was a result of improved crude oil pricing and increased refinery margins, the addition of sales from the Fort Hills and Hebron projects and record Oil Sands operations production, despite planned upgrader maintenance which began at the end of the quarter. These factors were partially offset by lower Syncrude production, the addition of operating costs at Fort Hills and Hebron, and at Syncrude for the additional 5% interest acquired earlier in the year, a decrease in capitalized borrowing costs, higher depletion, depreciation and amortization (DD&A) and impairment charges, and planned offshore asset maintenance. The decrease in production at Syncrude was due to the impact of the power disruption that occurred late in the second quarter of 2018 and the staged return to service of the asset. Production at Syncrude has returned to normal operating rates following accelerated planned maintenance and the restart of the third and final coker.

Funds from operations were $3.139 billion ($1.94 per common share) in the third quarter of 2018, compared to $2.472 billion ($1.49 per common share) in the third quarter of 2017, and were influenced by the same factors impacting operating earnings noted above, excluding the impact of higher non-cash DD&A and impairment charges. Cash flow provided by operating activities was $4.370 billion for the third quarter of 2018, compared to $2.912 billion for the third quarter of 2017, and was positively impacted by an inflow of cash associated with a larger reduction in the company’s non-cash working capital balances than the prior year quarter which was the result of lower accounts receivable, an increase in taxes payable on improved earnings, an overall draw of inventory, and higher accounts payable and accrued liabilities.

Net earnings were $1.812 billion ($1.12 per common share) in the third quarter of 2018, compared to $1.289 billion ($0.78 per common share) in the prior year quarter. Net earnings for the third quarter of 2018 included an after-tax gain on the sale of the company’s interest in the Joslyn Oil Sands mining project of $60 million and a $195 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included a $412 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a non-cash after-tax gain of $10 million on interest rate swaps and foreign currency derivatives.

Operating Results

Suncor’s total upstream production was 743,800 barrels of oil equivalent per day (boe/d) in the third quarter of 2018, compared to 739,900 boe/d in the prior year quarter.

Oil Sands operations production was 476,100 bbls/d in the third quarter of 2018, compared to 469,300 bbls/d in the prior year quarter, and represents a new quarterly production record. The increase was due to strong operational reliability and record In Situ production. Upgrader utilization was 95% in the third quarter of 2018, compared to 93% in the prior year period, despite the start of planned maintenance at Upgrader 2 in September that has subsequently been completed. Improved upgrader utilization resulted in a favourable product mix, with the company producing and selling an increased proportion of higher value sweet synthetic crude oil and diesel in the third quarter of 2018.

Oil Sands operations cash operating costs per barrel were $22.00 in the third quarter of 2018, and were comparable to $21.60 in the prior year quarter, with improved upgrader reliability and lower natural gas prices partially offsetting higher planned maintenance costs.

Suncor’s share of production from Fort Hills averaged 69,400 bbls/d for the third quarter of 2018, consistent with the second quarter of 2018, and the company anticipates the operation will produce at approximately 90% utilization during the fourth quarter.

Fort Hills cash operating costs per barrel averaged $33.45 in the third quarter of 2018, and include increased mine development costs to catch mine production capability up to the accelerated ramp up schedule achieved by the extraction plant. In addition, planned extraction plant maintenance was advanced from the fourth quarter of 2018 to coincide with the ramp up of mining operations. Suncor anticipates annualized Fort Hills cash operating costs to remain within the full year guidance range.

Suncor’s share of Syncrude production was 106,200 bbls/d in the third quarter of 2018, compared to 159,100 bbls/d in the prior year quarter. The decrease in production was primarily due to a power disruption that occurred late in the second quarter and the asset’s staged return to service over the course of the third quarter of 2018, partially offset by the additional 5% working interest in Syncrude acquired earlier in 2018. All three of Syncrude’s cokers have resumed operations and production has returned to normal operating rates. Upgrader utilization at Syncrude was 52% in the third quarter of 2018 compared to 84% in the prior year quarter.

Syncrude cash operating costs per barrel were $63.85 in the third quarter of 2018, an increase from $35.00 in the prior year quarter as a result of lower production and higher maintenance costs, partially offset by lower natural gas prices.

Production volumes in Exploration and Production (E&P) were 92,100 boe/d in the third quarter of 2018, compared to 111,500 boe/d in the prior year quarter. The decrease in production was primarily due to planned maintenance at Buzzard and Hibernia, and natural declines in the United Kingdom North Sea, partially offset by the addition of production from Hebron, which averaged 14,400 bbls/d in the quarter, and new production resulting from development drilling at existing East Coast assets.

Refinery crude throughput was 457,200 bbls/d in the third quarter of 2018, compared to 466,800 bbls/d in the prior year quarter, with operations in both periods achieving exceptional utilization rates of 99% and 101%, respectively.

“Our Oil Sands operations and refining assets returned to strong production rates following the completion of planned major maintenance in the spring, performing at greater than 95% utilization in the third quarter,” said Williams. “We have also worked closely with Syncrude to safely return the asset to normal production rates.”

Strategy Update

Suncor’s 2018 capital program is focused on improving the safety, long-term reliability and efficiency of the company’s operating assets, including execution of major turnarounds, in addition to the efficient and effective ramp up at both of Suncor’s major growth projects, Fort Hills and Hebron.

The company spent $1.180 billion on capital expenditures, excluding capitalized interest, during the third quarter of 2018, a decrease from $1.513 billion in the prior year quarter primarily due to the commissioning of the company’s significant growth projects, Fort Hills and Hebron. This was partially offset by an increase in sustaining capital expenditures, predominantly associated with maintenance at Syncrude.

Fort Hills operations continued to progress during the third quarter as the company focused on mine development and optimization to allow for reliable and sustained production of approximately 90% of nameplate capacity during the fourth quarter of 2018. In addition, the company advanced early-stage extraction plant maintenance originally scheduled for the fourth quarter to coincide with the additional work being executed in the mine.

“The ramp up at Fort Hills has gone exceedingly well and the asset is now operating at target rates,” said Williams. “As Fort Hills reaches sustained target production rates, it is important to note that we have sufficient pipeline access to move all of our Fort Hills barrels to markets in Canada and the U.S. that extend down to the Gulf Coast, where we are able to obtain maximum value for our product.”

Downstream integration continues to be a fundamental part of the company’s strategy, and the overall impact of wider heavy crude differentials in Alberta was minimal as they were predominantly offset by a combination of improved refining margins on lower feedstock costs and the company’s favourable market access position, which allows a significant portion of bitumen sales to be moved to the U.S. Gulf Coast and realize higher prices.

Drilling activity at Hebron is ongoing, and production continues to ramp up ahead of expectations. The third production well came online early in the third quarter, which contributed to increased volumes, and drilling of the fourth production well began in September. Other E&P activity in the third quarter included development drilling at all offshore producing assets, and development work on the West White Rose Project, and the Norwegian Oda and Fenja projects.

The Buzzard Phase 2 project, in which Suncor is a non-operating partner with a working interest of 29.9%, was sanctioned in the third quarter of 2018 by Suncor and the other project partners. The partners anticipate first oil production in early 2021.

During the third quarter of 2018, the company sold its 36.75% interest in the Joslyn Oil Sands mining project for total proceeds of $83 million. The transaction closed at the end of the third quarter, with nearly half of the proceeds already received and the remainder to be paid evenly over the next five years.

During the third quarter of 2018, Suncor’s Board of Directors approved an increase in the company’s share repurchase program from $2.15 billion to $3.0 billion, reinforcing the company’s ongoing ability to generate cash flow and return value to shareholders.

During the third quarter of 2018, Suncor continued to return significant cash to shareholders through dividends of $582 million and, under Suncor’s normal course issuer bid which commenced on May 4, 2018, repurchased and cancelled $889 million of its own shares.

Subsequent to the end of the third quarter, as part of the company’s commitment to debt reduction, Suncor repurchased US$83 million of 7.75% Senior Notes due in 2019 (2019 Notes). The aggregate principal amount of 2019 Notes that remain outstanding has been reduced to US$140 million as a result of the purchase.

Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30

($ millions)	2018	2017	2018	2017
Net earnings	1 812	1 289	3 573	3 076
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(195)	(412)	352	(793)
Non-cash mark to market (gain) loss on interest rate swaps and foreign currency derivatives(2)	—	(10)	—	22
Loss on early payment of long-term debt(3)	—	—	—	10
Gain on significant disposal(4)	(60)	—	(193)	(437)
Operating earnings(1)	1 557	867	3 732	1 878

(1)                                  Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                  Non-cash mark to market (gain) loss on interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates in the Corporate segment.

(3)                                  Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains, in the Corporate segment.

(4)                                  The third quarter of 2018 included an after-tax gain of $60 million on the sale of the company’s interest in the Joslyn Oil Sands mining project. The first quarter of 2018 included a non-cash after-tax gain of $133 million in the E&P segment related to the asset exchange with Canbriam Energy Inc. for the company’s mineral landholdings in northeast British Columbia. The first quarter of 2017 included a $354 million after-tax gain in the R&M segment related to the sale of the company’s lubricants business, combined with an after-tax gain of $83 million in the Corporate segment related to the sale of the company’s interest in the Cedar Point wind facility.

Corporate Guidance

Suncor has updated its full year business environment outlook assumptions for Brent Sullom Voe from US$72.00/bbl to US$74.00/bbl, WTI at Cushing from US$66.00/bbl to US$67.00/bbl, WCS at Hardisty from US$44.00/bbl to US$41.00/bbl, and New York Harbor 3-2-1 crack from US$18.00/bbl to US$19.00/bbl, due to changes in key forward curve pricing for the remainder of the year. As a result of the change to the business environment outlook, the full year current income tax expense range has been updated from $1.7 billion – $2.0 billion to $1.6 billion – $1.8 billion. No other changes have been made to Suncor’s guidance at this time. For further details regarding Suncor’s 2018 revised guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated October 31, 2018 (the MD&A) and reconciled to the GAAP measure above and in the Consolidated Financial Information section of the MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations and refining margin are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the belief that Suncor’s downstream integration and favourable market access position continue to significantly mitigate the impact of wider crude differentials at Oil Sands and that the company has sufficient pipeline access to move all of its Fort Hills barrels to markets in Canada and the U.S.; statements about Fort Hills, including the expectation that Fort Hills will produce at approximately 90% utilization during the fourth quarter of 2018, the expectation that annualized Fort Hills cash operating costs will remain within the full year guidance range, and the focus on mine development and optimization to allow for reliable and sustained production of approximately 90% of nameplate capacity during the fourth quarter of 2018; the expectation that Suncor’s 2018 capital program will focus on improving the safety, long term reliability and efficiency of the company’s operating assets, including execution of major turnarounds, in addition to the efficient and effective ramp up at both of Suncor’s major growth projects, Fort Hills and Hebron; the expectation that the Buzzard Phase 2 project will achieve first oil production in early 2021; statements about Suncor’s share repurchase program and Suncor’s ongoing ability to generate cash flow and return value to shareholders; and Suncor’s outlook for the current income tax expense range and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty and New York Harbor 3-2-1 crack. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s third quarter 2018 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at  suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s third quarter results, visit suncor.com/webcasts.

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